Exhibit 99.1

Vision Marine Technologies Accelerates Operational Transformation with NVG Segment Near EBITDA Breakeven and Significant Balance Sheet Improvements

Montreal, Canada – April 15, 2026 – Vision Marine Technologies Inc. (NASDAQ: VMAR) (“Vision Marine” or the “Company”), a company specializing in high-voltage marine propulsion and a vertically integrated marine retail platform, yesterday reported financial results for the three-month and six-month periods ended February 28, 2026, highlighting rapid execution and significant operational improvements across its Nautical Ventures Group Inc. (“NVG”) platform.

Since the acquisition of NVG on June 20, 2025, the Company has delivered substantial improvements in working capital efficiency, leverage reduction, and operating performance, positioning NVG near EBITDA breakeven within less than one year of integration.

Key Achievements at NVG Segment Since Acquisition

•	Inventory reduced by over $10.6 million (from $35.1M to $24.5M)
•	Floor plan financing reduced by $23.8 million (from $42.0M to $18.2M)
•	NVG EBITDA loss reduced by 99%, from $235,477 in Q1 2026 to $2,760 in Q2 2026
•	Real estate footprint optimized from 6 to 4 properties
•	$3.8 million cash generated from real estate monetization initiatives with additional cost savings expected from footprint rationalization
•	Further monetization underway, with two additional properties targeted for sale over the remainder of the current fiscal year

These results reflect disciplined execution of a focused integration strategy centered on liquidity, inventory optimization, and operational efficiency.

Second Quarter Highlights

(All comparisons are to the immediately preceding quarter ended November 30, 2025, given that the prior year equivalent period excluded the NVG Segment. Year-over-year comparisons are presented in the Company’s Management Discussion and Analysis for the three-month and six-month periods ended February 28, 2026, filed with the U.S. Securities and Exchange Commission on a report on Form 6-K on April 14, 2026. See Non-GAAP Financial Measure section below for reconciliation of EBITDA loss)

•	Revenue: $14,531,484
•	Gross Profit: $4,397,468 (30% margin, up from 27% margin)
•	Net Loss: $1,864,924 (improved by 56.8%)
•	EBITDA Loss: $2,140,022, (improved by 9.0% improvement compared to $2,350,718 in Q1)
•	NVG Segment EBITDA: Near breakeven

Operational Momentum

The Company continues to demonstrate strong operating leverage, driven by:

•	Improved inventory turns and purchasing discipline
•	Reduction in financing burden through aggressive deleveraging
•	Expansion of higher-margin product mix
•	Strategic partnerships with OEMs including Yamaha and Twin Vee

Management Commentary

Alexandre Mongeon, Chief Executive Officer, commented:

“The transformation of NVG has been both rapid and measurable. In less than a year, we have significantly reduced inventory, deleveraged the balance sheet, and brought the segment to near EBITDA breakeven. This validates our operating model and positions us for continued performance improvement.”

Raffi Sossoyan, Chief Financial Officer, added:

“The scale of working capital improvements since acquisition is substantial. We have reduced inventory and floor plan exposure while generating cash through asset optimization. These actions materially strengthen our financial foundation and support our path toward sustained profitability.”

Balance Sheet & Liquidity

As at February 28, 2026, Vision Marine reported:

•	Cash: $4.1 million
•	Working capital surplus: $10.0 million
•	Total assets: $58.6 million

During the six-month period ended February 28, 2026, the Company:

•	$9.3 million raised in equity financing
•	$3.8 million generated from real estate monetization
•	$14.5 million reduction in floor plan financing

Outlook

Vision Marine is focused on:

•	Transitioning NVG to sustained EBITDA-positive operations
•	Continuing inventory and leverage reduction
•	Executing additional real estate monetization initiatives
•	Expanding higher-margin sales and service offerings

Non-GAAP Financial Measure

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) is a non-GAAP financial measure and does not have a standardized meaning under IFRS. As a result, EBITDA may not be comparable to similarly titled measures presented by other companies. Management cautions that EBITDA is a supplemental measure to assess operating performance by excluding non-cash and financing-related items. A reconciliation of EBITDA loss to Net loss before taxes, the most directly comparable IFRS measure, is provided below:

For the three-month period ended:	February 28, 2026			November 30, 2025
	VM Segment	NVG Segment	TOTAL	VM Segment	NVG Segment	TOTAL
	$	$	$	$	$	$
Net loss before taxes	(434,278)	(1,439,643)	(1,873,921)	(2,352,121)	(1,969,486)	(2,590,133)
Adjustments for:
Depreciation and amortization	103,233	762,940	866,173	102,587	673,929	83,883
Share-based compensation	22,832	-	22,832	21,279	-	10,089
Net finance expense (income)	(1,829,049)	673,943	(1,155,106)	113,014	1,060,080	(480,335)

EBITDA loss	(2,137,262)	(2,760)	(2,140,022)	(2,115,241)	(235,477)	(2,976,496)

About Vision Marine Technologies, Inc.

Vision Marine Technologies (NASDAQ: VMAR) is a marine technology and retail group delivering premium boating experiences across internal combustion and electric segments. Through its E-Motion™ high-voltage propulsion platform and its Nautical Ventures retail network, Vision Marine delivers integrated solutions spanning propulsion, retail, service, and on-water consumer engagement.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Canadian securities laws and within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include predictions, expectations, estimates, and other information that might be considered future events or trends, not relating to historical matters. Forward-looking statements in this press release include, without limitation, statements regarding the Company’s expectations concerning future revenues and profitability, the NVG segment approaching EBITDA profitability, the anticipated benefits of new partnerships and brand additions, the commercial readiness of the SPECTR 26, the ability to generate operating leverage and sustained cash flow, and the Company’s liquidity and financing plans. Forward-looking statements can often be identified by such words as "expects", "plans", "believes", "intends", "continue", "potential", "remains", and similar expressions or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results "may", "could", or "will" be taken. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such statements, including, but not limited to: the Company’s ability to continue as a going concern; the Company’s ability to replace lost revenue streams; the presence of a material weakness in internal controls over financial reporting; the Company’s dependence on floor plan financing and compliance with financing covenants; the Company’s ability to achieve and maintain profitability; general economic conditions affecting the recreational boating industry; supply chain disruptions; and tariff and trade policy uncertainties. Vision Marine's Annual Report on Form 20-F, as amended, for the year ended August 31, 2025, and its periodic filings with the SEC and on SEDAR+ provide a detailed discussion of these risks and uncertainties. The Company assumes no obligation to update the information in this communication, except as required by law. Additional information identifying risks and uncertainties is contained in filings by the Company with the various securities commissions which are available online at www.sec.gov and www.sedarplus.ca. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs, and plans of management. Such statements may not be appropriate for other purposes and readers should not place undue reliance on these forward-looking statements, that speak only as of the date hereof, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Investor and Company Contact:

Bruce Nurse

Investor Relations

(303) 919-2913

bn@v-mti.com